Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

June 2, 2017

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kimberly Browning

Re:	Aetna Multi-Strategy 1099 Fund
File No.: 811-22713

Dear Ms. Browning:

The following responds to the comments you provided in connection with your review of Post-Effective Amendment No. 2 to the registration statement on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) of the Aetna Multi-Strategy 1099 Fund (the “Fund”) filed on January 20, 2017. Capitalized terms not otherwise defined herein have the meaning set forth in the Fund’s Private Placement Memorandum. The Fund is not currently offering interests, but in the event that it does in the future, the changes to the Fund’s disclosure will be reflected in that filing.

Prospectus

1.       Comment: Confirm that the Fund’s financial statements have been filed with the Securities and Exchange Commission in a timely manner.

Response: The Fund confirms that its financial statements have been filed with the Securities and Exchange Commission in a timely manner.

2.	Comment: Please address how the Underlying Managers, as defined on the cover page, serve the Fund in terms of their advisory status. If not pursuant to Section 15(a) of the 1940 Act, please explain why the Underlying Managers’ relationship to the Fund is appropriate.

Response: The Fund is a fund-of-funds that invests its assets in Underlying Funds that are advised by the Underlying Managers. The Underlying Managers manage the investments of the Underlying Funds, not the Fund. If the Fund were to directly allocate assets to an Underlying Manager for investment, it would approve the investment management agreement with the Underlying Manager in accordance with Section 15 of the 1940 Act.

3.	Comment: Under the “Investment Objective and Strategies” section of the Fund Summary, please clarify in plain English whether Underlying Funds are hedge funds. In addition, please confirm that the disclosure is pursuant to paragraphs 2(b) and 3 under Item 8 of Form N-2. If not, revise accordingly.

Response: The Fund will add a sentence to the “Investment Objective and Strategies” section of the Fund Summary that the Underlying Funds in which the Fund may invest are commonly referred to as hedge funds.

The Fund Summary section is a synopsis of information contained in the Private Placement Memorandum pursuant paragraph 2 of Item 3 of Form N-2. The disclosure that is pursuant to Item 8 of Form N-2 starts on page 8 under “Investment Objective and Strategies” and continues through “Principal Risk Factors.”

4.	Comment: Please confirm whether the Platform Management Fee and Shareholder Servicing Fee are being charged and explain what has transpired with respect to these fees.

Response: The Fund no longer pays a Platform Management Fee due to the replacement of the prior Platform Manager with UMB Fund Services, Inc. Section “Platform Manager” on page 33 of the Private Placement Memorandum, discloses that the Platform Manager does not receive a separate fee for Program Services it provides to the Fund pursuant to the Platform Management Agreement.

In addition, the Board has terminated the Servicing Agreement and therefore the Fund no longer pays a Servicing Fee.

5.	Comment: For the “Distribution Policy” section of the Fund Summary, please confirm that the disclosure is in compliance with Item 10(1)(e) of Form N-2. If not, revise accordingly.

Response: The Fund will revise the disclosure regarding the Dividend Reinvestment Plan in accordance with the requirements of Item 10(1)(e) of Form N-2.

6.	Comment: In Footnote 8 to the Fees and Expenses table on page 5, please add “contractual” immediately before “expense limitation agreement” in the first sentence. Additionally, please confirm that this agreement has been filed with the SEC or explain when the Fund intends to file it.

Response: The Fund will remove Footnote 8 to the Fees and Expenses Table and the line stating “Less: Amount Paid or Absorbed Under Expense Limitation Agreement” in the table in accordance the Fund’s response to Comment 9 below. If the fee waiver is triggered in the future, the Fund will revise the disclosure as requested.

The Form of Expense Limitation Agreement was included as Exhibit (k)(5) to Post-Effective Amendment No. 2 filed on January 30, 2017.

7.	Comment: In Footnote 8 to the Fees and Expenses table on page 5, please remove the last sentence as a contractual fee waiver should be in place for at least one year before it can expire or terminate.

Response: The Fund will remove Footnote 8 to the Fees and Expenses Table and the line stating “Less: Amount Paid or Absorbed Under Expense Limitation Agreement” in the table in accordance with the Fund’s response to Comment 9 below. If the fee waiver is triggered in the future, the Fund will revise the disclosure to make it clear that the Expense Limitation Agreement may only be terminated at the end of the one year term on 30 days’ notice to the other party.

8.	Comment: With respect to the terms of recoupment in Footnote 8 to the Fees and Expenses table on page 5, please confirm whether the Fund is complying with both prongs of the standard accounting guidance on expense limitation agreements.

Response: The Fund will remove Footnote 8 to the Fees and Expenses Table and the line stating “Less: Amount Paid or Absorbed Under Expense Limitation Agreement” in the table in accordance with the Fund’s response to Comment 9 below.

The Fund confirms that the Investment Manager would be permitted to recapture waived fees only if any such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.

9.	Comment: If the Fund’s total annual expenses are low enough that the waiver is not currently applicable, then please remove both Footnote 8 to the Fees and Expenses table and the line stating “Less: Amount Paid or Absorbed Under Expense Limitation Agreement” in the table. If the waiver is currently being applied, please update the table.

Response: The Fund will remove Footnote 8 to the Fees and Expenses Table and the line stating “Less: Amount Paid or Absorbed Under Expense Limitation Agreement” because the Fund’s total annual expenses are below the expense limitation.

10.	Comment: Confirm that the Fund has properly reflected the expenses of short sales, if any, in the Fees and Expenses table.

Response: The Fund is a fund-of-funds and does not directly bear any short sale expenses. Short sale expenses of an Underlying Fund, if any, would be included in “Acquired Fund Fees and Expenses.”

11.	Comment: Please confirm that the disclosure under “No Restrictions on Investment Strategies” on page 11 meets the requirements of Item 8 of Form N-2, Section 34(b) of the Investment Company Act, 17(a) of the Securities Act, and Section 10(b) of the Exchange Act. If not, revise accordingly or remove the second sentence of the disclosure.

Response: The Fund will remove the second sentence of the disclosure under “No Restrictions on Investment Strategies” on page 11.

12.	Comment: Please confirm that the “Derivative Instruments” disclosure on page 14 is consistent with the guidance in Barry D. Miller’s letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).

Response: The disclosure on page 14 describes the anticipated types of derivatives investments, the anticipated purposes for which such derivatives may be used, and the consequent risks in a manner that the Fund believes is neither overly brief nor overly technical. Accordingly, the Fund believes the derivatives-related disclosure comports with the views set forth in the Letter.

13.	Comment: It appears that the Fund intends to engage in financial transactions, which necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the Fund will segregate its assets for these transactions consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please acknowledge that the Fund is familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011).

Response: If the Fund directly engages financial transactions that create a senior security, the Fund will segregate its assets for these transactions consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). The Fund acknowledges that it is familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011).

14.	Comment: With respect to the “Derivative Instruments” disclosure on page 14, please state the specific types of swaps the Fund plans to engage in and confirm supplementally that the Fund will segregate the full notional amounts of credit default swaps, if applicable.

Response: The Investment Manager has confirmed that it does not currently plan for the Fund to engage in swap transactions. If it used swaps, they would likely be total return swaps, but not credit default swaps.

15.	Comment: Please revise the “Non-U.S. Investments” disclosure on page 20 to state any specific countries identified by the Fund for investment and add any subsequent risks, if applicable.

Response: The Fund respectfully declines to revise the disclosure as requested. As disclosed in the Private Placement Memorandum, the Fund invests in Underlying Funds that generally will not be registered as investment companies under the 1940 Act. As such, the Underlying Funds are not required to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Manager to identify for disclosure purposes and monitor any changes to the specific non-U.S. countries in which the Underlying Funds may be invested.

16.	Comment: With respect to the “Fund Performance” section on page 25, please explain how the Fund is accounting for the Expense Limitation Agreement, as its use would be impermissible if it may be terminated upon 30 days’ notice.

Response: The Fund will clarify this disclosure to explain that the Expense Limitation Agreement has a one year term. It may only be terminated at the end of the term upon 30 days’ advance notice.

17.	Comment: Please disclose how similar account performance was calculated and state whether it differed from the standardized SEC method for calculating performance. Additionally, please confirm performance is net of all fees and sales loads.

Response: The Fund will clarify this disclosure to explain that the performance of the private funds is calculated in accordance with generally accepted accounting principles as used in the United States (“GAAP”). The past performance of the private funds is net of all private fund fees; however, it is shown before and after a placement fee is factored in.

18.	Comment: Please confirm that the Fund has the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Investment Manager has informed the Fund that it maintains the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

19.	Comment: With respect to the “Prior Performance of Similar Accounts” section on page 25, please confirm that the adjusted performance information does not result in presenting higher returns to Shareholders. Please confirm prior performance of the similar accounts is net of all fees and sales loads. Additionally, please remove “(after Waivers pursuant to the Expense Limitation Agreement)” given that it may be terminated upon 30 days’ notice.

Response: As disclosed in the Private Placement Memorandum, the prior performance information of the private funds has been adjusted to show the performance of the private funds net of the Fund’s current annual operating expenses. The private funds’ fees and expenses are different, sometimes slightly higher and sometimes slightly lower, than those of the Fund and therefore the returns will be different as well. The adjusted returns have been generally lower than the actual returns, but at times the adjusted returns have been slightly higher. The prior performance of the private funds is net of all private fund fees; however, it is shown before and after a placement fee is factored in.

In accordance with the Fund’s response to Comment 16, the Fund respectfully declines to remove “(after Waivers pursuant to the Expense Limitation Agreement)” because the Expense Limitation Agreement has a one year term that may only be terminated at the end of the term upon 30 days’ advance notice.

20.	Comment: Please expand the last sentence under “Summary Statistics” on page 31 to add “which, if applicable, may have adversely affected performance results.”

Response: The Fund will add the requested disclosure.

21.	Comment: With respect to the “Investments in Partnerships” section on page 44, please explain the significance of the allocation disclosed in the following sentence: “Additionally, the Fund may receive an allocation of items of income or deductions that are tax preferences or adjustments to income for alternative minimum tax purposes which will be passed through to Fund’s shareholders.” If the allocation was material, please add additional disclosure.

Response: The Fund believes that no additional disclosure is necessary because it has not received a material allocation of items of income or deductions that are tax preferences or adjustments to income for alternative minimum tax purposes that have been passed through to shareholders.

Statement of Additional Information

22.	Comment: Please explain why the Fund added the third fundamental investment policy on page 2 of the Statement of Additional Information in Post-Effective Amendment No. 2 and why a Shareholder vote was not necessary before it was added.

Response: The Fund did not add the third fundamental investment policy on page 2 of the Statement of Additional Information in Post-Effective Amendment No. 2. The Fund merely removed the phrase “(the ‘Securities Act’)” from its description of this fundamental policy, which did not change this fundamental policy.

23.	Comment: Please revise the fifth fundamental investment policy on page 2 to state that the Fund may not: “Purchase, hold or deal in or sell real estate...” (emphasis added).

Response: The Fund respectfully declines to change this fundamental policy as requested because the current disclosure is broadly stated to prohibit the Fund from purchasing, holding or dealing in real estate, which would preclude the Fund from selling real estate. In addition, since this is a fundamental policy, this policy cannot be changed without shareholder approval.

Part C

24.	Comment: Please confirm that the Fund will file an exhibit regarding the dividend reinvestment plan (DRIP) for Item 25(2)(c) as currently it states “not applicable.” If an exhibit does not need to be filed, please explain why.

Response: The Fund does not have a written DRIP separate from the disclosure in the Private Placement Memorandum.

* * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Fund further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara